EXHIBIT 99.1

Allied Gold Confirms Normal Course Conduct of Business and Provides Update on Ongoing Approvals Process Relating to Zijin Gold Transaction

TORONTO, April 28, 2026 (GLOBE NEWSWIRE) -- Allied Gold Corporation (“Allied Gold” or the “Company”) (TSX: AAUC) (NYSE: AAUC) confirms the normal course conduct of business at its operating mines in Mali and Côte d’Ivoire and its development project in Ethiopia including operations at the Sadiola Gold Mine which is located in the Kayes Region in western Mali and at which the first phase expansion has recently been completed. The Company’s mines continue to operate normally with production and other site activities proceeding in line with expectations. Development of Kurmuk in Ethiopia continues as planned with commencement of production expected in the third quarter this year. Exploration efforts across the Company’s portfolio of assets also continue to deliver positive results which corroborate the Company’s view that mine lives across all mines and projects will increase.

Allied Gold also provides an update regarding its previously announced transaction (the “Arrangement”) with Zijin Gold International Company Limited (“Zijin Gold”) pursuant to an arrangement agreement between the Company and Zijin Gold dated January 26, 2026. The Company and Zijin Gold are in continuous dialogue planning for an orderly transition on completion of the Arrangement. Both companies continue to diligently and cooperatively advance the customary regulatory approvals necessary to complete the Arrangement, with the objective of closing in a timely manner within the timeframe set out in the Arrangement Agreement. The arrangement agreement provides for an outside date for closing of May 29, 2026 subject to extension in certain circumstances.

In light of recent events in Mali involving the conflicts between government and insurgent groups, the Company also wishes to report that while its business operations in Mali continue in the normal course, with such activities occurring at far distances from the Company’s operations, the Company continues to monitor the situation and take precautions to ensure the safety and wellbeing of persons employed by the Company in the country.

About Allied Gold

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment, operating a portfolio of three producing assets and development projects located in Côte d'Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and a proven track record of creating value, Allied Gold is progressing through exploration, construction, and operational enhancements to become a mid-tier, next-generation gold producer in Africa, and ultimately, a leading senior global gold producer.

For further information, please contact:

Allied Gold Corporation
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario M5J 2J3 Canada
Email: ir@alliedgold.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, statements regarding the Company’s strategy, objectives, plans or future financial or operating performance.

Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur.

Forward-looking information included in this press release includes, without limitation, statements with respect to the completion of the previously announced Transaction with Zijin Gold, including the receipt of required regulatory, court and other approvals and the timing thereof.

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information.

These factors include, without limitation, risks associated with Allied Gold’s ability to obtain required court and regulatory approvals; Zijin Gold’s ability to obtain all other required approvals to complete the Transaction; risks related to the timing of completion of the Transaction, including the risk that the conditions to the Transaction are not satisfied on a timely basis or at all; potential volatility in the price of the Company’s shares prior to completion of the Transaction; and the diversion of management time on Transaction-related issues; the state of financial markets; fluctuations in the price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to unusual or unexpected geological conditions and equipment failures; and risks relating to operating in emerging markets, particularly Africa, including the risk of government expropriation or nationalization of mining operations. Additional risk factors are discussed in the section entitled “Risk Factors” in the Company’s annual information form for the year ended December 31, 2025, available at www.sedarplus.ca, and the Company’s most recent annual report on Form 40-F filed with the United States Securities and Exchange Commission, available at www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

The Company undertakes no obligation to update forward-looking information, except as required by applicable law. Readers are cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s plans in connection with the completion of the Transaction and may not be appropriate for other purposes.